SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                      FORM
                                     N-8B-2

                               File No. 811-02629

           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES

                               September 11, 2007

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           CORPORATE SECURITIES TRUST
                                       and
                          INTERMEDIATE-TERM DEBT SERIES
                                       and
                           TAXABLE FIXED INCOME TRUST
                             (and subsequent series)

                      and any other future trusts for which
                 Citigroup Global Markets Inc. acts as Depositor
            ---------------------------------------------------------
                               Name of Registrant

                              388 Greenwich Street
                            New York, New York 10013
            ---------------------------------------------------------

                   Address and Principal Office of Registrant

 X  Not the issuer of periodic payment plan certificates.
---
    Issuer of periodic payment plan certificates.
---
Amended items 1, 2, 3, 4, 6, 25, 28, 29, 48 and 59.

I. ORGANIZATION AND GENERAL INFORMATION

1. (a) furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                           Corporate Securities Trust
                         Intermediate-Term Debt Series 1
                           Taxable Fixed Income Trust


          and any other future trusts for which Citigroup Global Markets Inc. acts as depositor.

                    The  trust  has  no  Internal   Revenue   Service   Employer
                    Identification Number.

               (b) Furnish title of each class or series of securities issued by the Trust

                            CERTIFICATE OF OWNERSHIP
                                 --evidencing--
                              An Undivided Interest
                                     --in--
                           Corporate Securities Trust
                         Intermediate-Term Debt Series 1
                                       or
                           Taxable Fixed Income Trust

               2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                        Citigroup Global Markets Inc.
                        388 Greenwich Street
                        New York, New York 10013
                        Internal Revenue Service Employer
                        Identification Number: 13-1912900

               3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                                    Trustee:

                        The Bank of New York
                        2 Hanson Place, 12th Floor
                        Brooklyn, New York 10177
                        Internal Revenue Service Employer
                        Identification Number: 13-5160382

               4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                        Citigroup Global Markets Inc.
                        388 Greenwich Street
                        New York, New York 10013
                        Internal Revenue Service Employer
                        Identification Number: 13-1912900

               6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                      Reference is made to the Standard Terms and Conditions of Trust among Citigroup Global Markets Inc., as Depositor, and The Bank of New York, as Trustee, and Standard & Poor's Securities Evaluations, Inc., as Evaluator dated July 28, 2005, and filed as Exhibit 99.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 333-123131 of Tax Exempt Securities Trust, National Trust 415 (Intermediate/Long Series) on July 29, 2005.

                      Substantially identical but separate Reference Trust Indentures will be executed for each Series of Trusts between the Depositor and Trustee. The respective Reference Trust Indentures shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date of each such Trust Series.

               (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payment on securities issued or to be issued by the trust are held by the custodian or trustee.

                      Reference is made to Item 6(a) above.


III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

        Organization and Operations of Depositor
        ----------------------------------------

               25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                    Citigroup Global Markets Inc., a New York corporation, was originally incorporated in Delaware in 1960.

               Officials and Affiliated Persons of Depositor
               ---------------------------------------------

               28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                    See Form BD No. 8-8177 for Citigroup Global Markets Inc., which is incorporated herein by reference.

               (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                    See Form BD No. 8-8177 for Citigroup Global Markets Inc., which is incorporated herein by reference.

               Companies Owning Securities of Depositor
               ----------------------------------------

               29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                    See Form BD No. 8-8177 for Citigroup Global Markets Inc., which is incorporated herein by reference.

V.      INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

               48. Furnish the following information as to each trustee or custodian of the trust.

               (a) Name and principal business address.

                      The Bank of New York
                      2 Hanson Place, 12the Floor
                      Brooklyn, New York 11217

               (b) Form of organization

                      New York Banking Corporation

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                      New York

               (d) Name of governmental supervising or examining authority.

                      Superintendent of Banks of the State of New York; Federal Deposit Insurance Company; and Board of Governors of the Federal Reserve System.

VIII. FINANCIAL AND STATISTICAL INFORMATION

               59. Financial Statements filed herewith:

               (c) (1)Balance Sheet of the Depositor as of the end of its last fiscal year.

                      See Exhibit G.

                (c) (2) Profit and Loss Statement for the Depositor for its last fiscal year.

                      See Exhibit G.

                                   SIGNATURES

               Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 11th day of September, 2007.

                                    CORPORATE SECURITIES TRUST
                                            and
                                    INTERMEDIATE-TERM DEBT SERIES, 1
                                            and
                                    TAXABLE FIXED INCOME TRUST

                                    By:     CITIGROUP GLOBAL MARKETS INC.


                                            By:  /s/ Michael Kochmann
                                                 -------------------------------
                                                 Name: Michael Kochmann
                                                 Title: Managing Director




Attest:  /s/ Ivan Toro
         ---------------------------
         Name: Ivan Toro
         Title: First-Vice President

                                    EXHIBITS
                                    --------

No.            Description
---            -----------


(1)     --     Standard Terms and Conditions of Trust dated July 28, 2005 (filed as Exhibit 99.1.1 to Amendment No. 1 to Form S-6 Registration
               Statement No. 333-123131 of Tax Exempt Securities Trust, National
               Trust 415 (Intermediate/Long Series) on July 29, 2005, and incorporated herein by reference).

(6a)    --     Restated Certificate of Incorporation of Citigroup Global Markets
               Inc. (filed as Exhibit 99.1.3.1 to Amendment No. 1 to Form S-6
               Registration Statement No. 333-83314 of Tax Exempt Securities
               Trust, Intermediate Term Trust 46 on April 26, 2002, and incorporated herein by reference).

(6b)    --     By-Laws of Citigroup Global Markets Inc. (filed as Exhibit
               99.1.3.2 to Amendment No. 1 to Form S-6 Registration Statement
               No. 333-83314 of Tax Exempt Securities Trust, Intermediate Term
               Trust 46 on April 26, 2002, and incorporated herein by reference).

(11)    --     Code of Ethics of Citigroup Global Markets Inc. (filed as Exhibit
               99.11.1 to Amendment No. 1 to Form S-6 Registration Statement No.
               333-102557 of Equity Focus Trusts, Blue Chip Stock 2003 Series A,
               Premier American Portfolio on February 6, 2003, and incorporated herein by reference).



Exhibit G.

                                    Exhibit G

                 Citigroup Global Markets Inc. and Subsidiaries
                  Consolidated Statement of Financial Condition
                                December 31, 2006
                    (Dollars in millions, except share data)

                                     Assets:
Cash and cash equivalents                                                                                $ 2,010

Cash segregated and on deposit for Federal and other
    regulations or deposited with clearing organizations                                                   6,375

Collateralized short-term financing agreements:
    Securities purchased under agreements to resell                                  $  71,042
    Deposits paid for securities borrowed
                                                                                       132,087
                                                                                   -----------
Financial instruments owned and contractual commitments, at fair value:                                  203,129
(Approximately $32 billion were pledged to various parties at December 31, 2006)
    U.S. government and government agency securities                                    37,176
    Equity securities                                                                   31,600
    Corporate debt securities                                                           28,354
    State and municipal securities                                                      15,039
    Mortgage loans and collateralized mortgage securities                                8,491
    Money market instruments                                                             6,624
    Contractual commitments                                                              1,969
    Foreign government securities                                                          733
    Other financial instruments                                                             62
                                                                                   -----------
Receivables:                                                                                             130,048
    Customers                                                                           20,963
    Brokers, dealers and clearing organizations                                          8,138
    Other                                                                                2,289
                                                                                   -----------
                                                                                                          31,390

Properly, equipment and leasehold improvements, net of
    accumulated depreciation and amortization of $1,006                                                      902
Goodwill                                                                                                   1,077
Intangibles                                                                                                  383
Other assets                                                                                               2,637
                                                                                                     -----------
Total assets                                                                                            $377,951
                                                                                                     ===========
                      Liabilities and Stockholder's Equity
Short-term borrowings:
    Affiliates                                                                         $21,921
    Other                                                                                1,942
                                                                                   -----------
                                                                                                         $23,863
Collateralized short-term financing agreements:
    Securities sold under agreements to repurchase
                                                                                       160,105
    Deposits received for securities loaned                                             59,027
                                                                                   -----------
                                                                                                         219,132
Financial instruments sold, not yet purchased, and contractual  commitments,  at fair value:
    U.S. government and government agency securities                                    18,056
    Corporate debt securities                                                            4,527
    Equity securities                                                                    3,814
    Contractual commitments                                                              2,722
    Foreign government securities                                                          321
    Other financial instruments                                                            228
                                                                                   -----------
                                                                                                          29,668
Payables and accrued liabilities:
    Customers                                                                           46,461
    Brokers, dealers and clearing organizations                                          5,859
    Other                                                                               33,433
                                                                                   -----------
                                                                                                          85,753
Notes payable                                                                                                757
Subordinated indebtedness                                                                                  7,945
                                                                                                     -----------
    Total liabilities                                                                                    367,118

Stockholder's equity:
    Common stock ($10,000 par value, 1,000 shares authorized, issued and                    10
    outstanding)
    Additional paid-in capital                                                          10,632
    Retained earnings                                                                      185
    Accumulated changes in equity from nonowner sources                                      6
                                                                                   -----------
    Total stockholder's equity                                                                            10,833
                                                                                                     -----------
    Total liabilities and stockholder's equity                                                          $377,951
                                                                                                     ===========

         The accompanying notes are an integral part of this consolidated statement of financial condition

Citigroup Global Markets Inc. and Subsidiaries.
Notes to Consolidated Statement of Financial Condition
December 31, 2006
(Dollars in millions)

1.  Summary of Significant Accounting Policies

Basis of presentation

Citigroup Global Markets Inc. and its Subsidiaries (the "Company") is a direct wholly-owned subsidiary of Citigroup Financial Products Inc. ("CFPI"), and is an indirect wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup"). The Company is engaged in the securities industry in the United States and has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. All material intercompany balances and transactions have been eliminated.

The Company's consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United Stales of America which require the use of management's best judgments and estimates. Estimates, including the fair value of financial instruments and contractual commitments, the outcome of litigation, realization of deferred tax assets and other matters that affect the reported amounts and disclosures of contingencies in the consolidated statement of financial condition, may vary from actual results.

The Company's opening balances of additional paid in capital and retained earnings have been restated to reflect balances of Legg Mason Walker Wood, Inc., and Geneva Capital Strategies Inc. which were combined with the Company during 2006 in a merger accounted for as a combination of companies under common control.

The Company provides investment banking, brokerage, securities trading, advisory and other financial services to corporations, governments and individuals, and engages in proprietary trading activities for its own account.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of its business.

Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations

Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations includes cash segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Collateralized short-term financing agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. Reverse repurchase and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). Excluding the impact of FIN 41, reverse repurchase agreements totaled $101.7 billion at December 31, 2006.

Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by U.S. government and government agency securities, corporate debt and equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary.

Financial instructions and contractual commitments

Financial instruments and contractual commitments (also referred to as "derivatives" or "derivative instruments"), are carried at fair value. Fair value is determined based upon quoted market prices when available, or under an alternative approach, such as matrix or model pricing when market prices are not readily available. If quoted market prices are not available for fixed income securities or derivatives, the Company discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The determination of fair value considers various factors, including: closing exchange or over-the-counter ("OTC") market price quotations; time value and volatility factors underlying options and contractual commitments; price activity for equivalent or synthetic instruments in markets located in different time zones; counterparty credit quality; and the potential impact on market prices or fair values of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions. The fair value of aged inventory is actively monitored and, where appropriate, is discounted to reflect the implied illiquidity for positions that have been available-for-immediate-sale for longer than 90 days. Financial instruments and contractual commitments include related accrued interest or dividends.

The majority of the Company's financial instruments and contractual commitments are recorded on a trade date basis. Recording the remaining instruments on a trade date basis would not materially affect the consolidated statement of financial condition. Customer securities transactions are recorded on a settlement date basis.

Derivative instruments

The Company's derivative instruments are held or issued for trading purposes and include forward contracts, financial futures, options and interest rate swap agreements. Contractual commitments in a net receivable position, as well as the value of options owned, are reported as assets in "Contractual commitments." Similarly, contractual commitments in a net payable position, as well as options written, are reported as liabilities in "Contractual commitments." In accordance with FASB Interpretation No. 39, "Offsetting of Amounts Relating to Certain Contracts" ("FIN 39"), the Company utilizes master netting agreements to net these assets and liabilities by counterparty when appropriate.

Margin on futures contracts is included in "Receivables - Brokers, dealers and clearing organizations" and "Payables and accrued liabilities - Brokers, dealers and clearing organizations."

Receivables and payables and accrued liabilities - Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and payables and accrued liabilities - Brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancellable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or three years.

Goodwill and intangible assets

The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. The Company does not have any indefinite lived intangible assets. The Company performed the required impairment tests of goodwill during 2006 and no impairment was recognized. Certain other intangible assets continue to be amortized on a straight line basis over their estimated useful lives ranging from three to fourteen years.

Securitizations

The Company and its affiliates securitize various types of assets including commercial and residential mortgages, high yield bonds, agency and corporate securities, and municipal bonds. In connection with these activities, the Company utilizes special purpose entities principally for (but not limited to) the securitizations of these financial assets. The Company derecognizes financial assets transferred in securitizations provided the Company has relinquished control over such assets. The Company may retain an interest in the financial assets it securitizes ("retained interests") which may include assets in the form of residual interest in the special purpose entities established to facilitate the securitization. Any retained interests are included in "Financial instruments owned and contractual commitments" within the consolidated statement of financial condition. Retained interests are recorded at fair value using either financial models, quoted market prices, or sales of similar assets. Where quoted market prices are not available, the Company estimates the fair value of these retained interests by determining the present value of future expected cash flows using modeling techniques that incorporate management's best estimates of key assumptions, including prepayment speeds, credit losses and discount rates.

For each securitization entity with which the Company is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in the consolidated statement of financial condition or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be a qualifying special purpose entity, the securitization entity is not consolidated by the Company as seller of the transferred assets. If the securitization entity is determined to be a variable interest entity ("VIE"), the Company consolidates the VIE if it is the primary beneficiary. For all other securitizations in which the Company participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by the Company are consolidated (see Note 11 to the consolidated statement of financial condition for further discussion on securitizations).

Accounting Changes

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123.R"), which replaces the existing SFAS No. 123, "Accounting for Stock-based Compensation", and supersedes Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees". SFAS 123-R requires companies to measure compensation expense for stock options and other share-based payment based on the instruments' grant date fair value, and to record expense based on that fair value reduced by expected and actual forfeitures. The Company adopted this standard by using the modified prospective approach.

The Company maintains a number of incentive programs in which equity awards are granted to eligible employees. The most significant of the programs offered is the Capital Accumulation Plan ("CAP"). Under the CAP program, the Company, through Citigroup, grants deferred and restricted shares to eligible employees. The program provides that employees who meet certain age plus years-of-service requirements (retirement-eligible employees) may terminate active employment and continue vesting in their awards provided they comply with specified non-compete provisions. For awards granted prior to the adoption of SFAS 123-R, the Company has been and will continue to amortize the compensation cost of those awards over the full vesting periods. Awards granted after the adoption of SFAS 123-R must be either expensed on the grant date or accrued in the year prior to the grant date.

Accounting for Conditional Asset Retirement Obligations

On December 31, 2005, the Company adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 requires entities to estimate and recognize a liability for costs associated with the retirement or removal of an asset from service, regardless of the uncertainty of timing or whether performance will be required. For the Company, this applies to certain real estate restoration activities in the Company's branches and office space, most of which are rented under operating lease agreements.

Local market practices and requirements with regards to restoration activity under a real estate lease agreement differ by region. Based on a review of active lease terms and conditions, historical costs of past restoration activities, and local market practices, an estimate of the expected real estate restoration costs for some of the Company's branches and office space was determined. Each region applied local inflation and discount rates to determine the fair value of the liability and capitalized asset amounts.

The impact of adopting FIN 47 was not material to the Company's consolidated statement of financial condition.

Determining the Variability in a Potential VIE

The FASB issued FASB Staff Position FIN 46(R)-6, "Determining the Variability to be Considered in Applying FASB Interpretation No, 46(R)" ("FSP FIN 46(R)-6") in April 2006. FSP FIN 46(R)-6 addresses the applications of FIN 46(R), "Consolidation of Variable Interest Entities," in determining whether certain contracts or arrangements with a VIE are variable interests by requiring companies to base such evaluations on an analysis of the VIE's purpose and design, rather than its legal form or accounting classification.

FSP FIN 46(R)-6 is required to be applied for all reporting periods beginning after June 15, 2006. The adoption of FSP FIN 46(R)-6 did not result in material differences from the Company's existing accounting policies regarding the consolidation of VIEs.

Future Application of Accounting Standards

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which attempts to set out a consistent framework for preparors to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company will be required to adopt this Interpretation as of January 1, 2007. The Company expects that the effect of adopting FIN 48 will result in a reduction to opening retained earnings of $4.2.

Leveraged Leases

On July 13, 2006, the FASB issued a Staff Position, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction" ("FSP 13-2"), which provides guidance regarding changes in the timing of cash flows relating to income taxes generated by leveraged lease transactions.

Leveraged leases can provide significant tax benefits to the lessor. Since changes in the timing and/or amount of these tax benefits may have a material effect on the cash flows of a lease transaction, a lessor, in accordance with FSP 13-2, will be required to perform a recalculation of a leveraged lease when there is a change or projected change in the timing of the realization of tax benefits generated by that lease.

The effective date of FSP 13-2 is January 1, 2007. The adoption of FSP 13-2 was not expected to be material to the Company's consolidated statement of financial condition.

Fair Value Measurements

In  September  2006,  the FASB issued SFAS No.  157,  "Fair Value  Measurements"
("SFAS 157"). This Standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. In addition, SFAS 157 precludes the use of block discounts and supersedes the guidance in EITF 02-3, "Issues involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities", which prohibited the recognition of "day-1 gains" on certain derivative trades when determining the fair value of instruments traded in an active market. With the adoption of this Standard, these changes will be reflected as a cumulative effect adjustment to the opening balance of retained earnings.

SFAS 157 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted for the Company's fiscal year beginning January 1, 2007. The Company is currently evaluating the potential impact of adopting SFAS 157.

Potential Amendments to Various Current Accounting Standards

The  FASB is  currently  working  on a  number  of  amendments  to the  existing
accounting  standards  governing  asset  transfers  and  securitizations.   Upon
completion of these standards, the Company will need to reevaluate its accounting and disclosures. Due to the ongoing deliberations of the standard setters, the Company is unable to accurately determine the effect of future amendments or proposals at this time.

2.  Notes Payable and Subordinated Indebtedness

At December 31, 2006, notes payable consisted of a $42 non-recourse mortgage note agreement with CGMHI, currently bearing interest at 5.7% and maturing on September 30, 2014, and a $103 non-recourse mortgage note agreement with an affiliate, currently bearing interest at 5.4% and payable on demand, relating to certain office buildings in New York City which the Company occupies. Also in notes payable is $565 which is included based on the requirements of certain accounting pronouncements, primarily FASB Interpretation No, 46, "Consolidation of Variable Interest Entities (revised December 2003)".

At December 31, 2006, subordinated indebtedness of $6,945 consisted of a subordinated credit agreement with CGMHI. This agreement bears interest at a rate agreed upon by both parties (currently 6.2%) and matures on August 31, 2009. The maturity of the note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 4 to the consolidated statement of financial condition). The Company was in compliance with these requirements at December 31, 2006. The Company also has a subordinated revolving credit agreement with Citigroup Funding Inc., an affiliated Company, in the amount of $5 billion. The agreement bears interest at a rate agreed upon by both parties (currently 5.9%). At December 31, 2006, there are $1 billion in borrowings included in subordinated indebtedness under this facility which matures on June 30, 2011.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2006. In accordance with Securities and Exchange Commission ("SEC") regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

Notes payable and subordinated indebtedness at December 31, 2006 mature as follows: 2007 - $673; 2008 - $5; 2009 - $6,950; 2010 - $5; 2011 - $1,005; and
$17 for the years thereafter. The carrying values of the notes payable and subordinated debt approximate their fair values as the underlying interest rates are variable.

3.  Lease Commitments

The Company has noncancelable leases covering office space expiring on various dates through 2018. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2006, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2007- $212; 2008 -$191; 2009- $142; 2010 -
$108; 2011 -$80; and $201 for the years thereafter.

The Company, together with certain of its affiliates, leases, with an option to purchase, two buildings its New York City, which are owned by an affiliate, with a remaining lease term of twenty-one months.

4.  Capital Requirements

The Company, a U.S. registered broker-dealer and futures commission merchant, is subject to the net capital requirements of Rule 15c3-1 ("Net Capital Rule") under the Securities Exchange Act of 1934 and capital requirements of the Commodities Futures Trading Commission ("CFTC") Regulation 1.17. Under the Net Capital Rule, the Company is required to maintain minimum net capital equal to 2% of aggregate debit items, as defined. CFTC Regulation 1.17 requires that minimum net capital should not be less than 8% of the customer risk based margin requirement and 4% of the non-customer risk based margin requirement. In August 2006, the Company was approved by the SEC to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less that $5 billion. At December 31, 2006, the Company had regulatory net capital of $7,995, which was $7,293 in excess of the SEC's minimum requirement of $702.

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3. For the December 31, 2006 customer reserve computation, cash and securities with a market value of $21,283 have been segregated in a special reserve account for the exclusive benefit of customers.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had a reserve requirement of $23 under tthe PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2006.

5.  Employee Benefit Plans

Retirement plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup that covers certain employees. The Company also has a defined contribution employee savings plan covering certain eligible employees.

Health care and life insurance plans

The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

Employee incentive plans

The Company, through Citigroup, has adopted a number of equity compensation plans under which it administers stock options, restricted/deferred stock and stock purchase programs to attract, retain, and motivate officers and employees, to compensate them for their contributions to the Company, and to encourage employee stock ownership. The plans are administered by the Personnel and Compensation of the Citigroup Board of Directors, which is comprised entirely of independent non-employee directors.

The Company, primarily through CAP, issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. Stock awards granted in January 2006 generally vest 25% per year over four years, except for certain employees whose awards vest after two years. CAP participants may elect to receive part of their awards in stock options. Unearned compensation associated with the restricted stock grants is included in "Other assets" in the consolidated statement of financial condition and represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the vesting period, except for those awards granted to retirement-eligible employees. CAP and certain other awards provide that participants who meet certain age and years of service conditions, and agree not to compete with the Company, may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period. Beginning in 2006, awards for these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued. However, the award granted in 2006 was required to be expensed in its entirety at the date of grant. Prior to 2006, such awards were recognized ratably over the vesting period. See Note 1 to the consolidated statement of financial condition for the impact of adopting SFAS 123-R.

SFAS 123-R requires that reload options be treated as separate grants from the related original grants. Pursuant to the terms of currently outstanding reloadable options, upon exercise of an option, if employees use previously owned shares to pay the exercise price and surrender shares otherwise to be received for related tax withholding, they will receive a reload option covering the same number of shares used for such purposes, but only if the market price on the date of exercise is at least 20% greater than the option exercise price. Reload options vest at the end of a six- month period and carry the same expiration date on the option that gave rise to the reload grant. The exercise price of a reload grant is the market price on the date the underlying option was exercised. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares so acquired. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature results in a greater number of options being valued.

Shares received through option exercises under the reload program, as well as certain other options granted, are subject to restrictions on sale. The following assumptions were used relating to options granted during 2006: expected volatility 20.15%, risk-free interest rate of 4.60%, weighted average dividend yield of 3.95% and expected annual forfeiture rate of 7%.

6.  Income Taxes

Under income tax allocation agreements with CGMHI and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences, the Company treats such differences as current and includes the tax effect on such differences in the payable to CGMHI, except for certain tax liabilities expected to be payable as a separate taxpayer.

7.  Collateral, Pledged Assets, Commitments, Contingencies and Guarantees

At December 31, 2006, the approximate market value of collateral received by the Company that may be resold or repledged by the Company, excluding amounts netted in accordance with FIN 41, was $305 billion. This collateral was received in connection with reverse repurchase agreements, securities borrowed and loaned, and margin broker loans. At December 31, 2006, substantially all of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, financial instruments sold, not yet purchased, securities borrowed and loaned, pledges to clearing organizations, and segregation requirements under securities laws and regulations.

Obligations Under Guarantees

The Company provides a variety of guarantees to customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The Company believes such guarantees are related to an asset, liability, or equity security of the guaranteed parties.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and tax indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties and it is not possible to determine their fair value because they rarely, if ever, result in payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the accompanying consolidated statement of financial condition as of December 31, 2006 related to these indemnifications.

In addition, the Company is a member of or shareholder in numerous value transfer networks ("VTNs") (payment, clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The Company's potential obligation as a shareholder or member of VTN associations are excluded from the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others," since the shareholders and members represent subordinated classes of investors in the VTNs. Accordingly, there are no amounts reflected on the accompanying consolidated statement of financial condition as of December 31, 2006 for potential obligations that could arise from the Company's involvement with VTN associations.

Derivative instruments which include guarantees are written put options, caps and floors. At December 31, 2006, the carrying amount of the liabilities related to these derivatives was $564.

The maximum potential loss represents the amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses. At December 31, 2006, the maximum potential loss at fair value related to derivative guarantees amounted to $531.

At December 31, 2006, the carrying amounts of the liabilities and the maximum potential losses related to non-derivative third party guarantees were $89. Securities and other marketable assets held as collateral to reimburse losses under these guarantees amounted to $89.

Other Contingencies

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument.

At December 31, 2006, the Company had $1,925 of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

At December 31, 2006, the Company had $1,156 of unused loan commitments which were primarily short-term agreements to provide secured financings to various counterparties. These commitments were more than 100% collateralized by securities issued by G-7 governments or other highly rated securities.

The Company is a defendant in numerous lawsuits and other legal proceedings arising out of alleged misconduct in connection with:

(i) underwritings for, and research coverage of, WorldCom;

(ii) underwritings for Enron and other transactions and activities related to Enron;

(iii) transactions and activities related to research coverage of companies other than WorldCom; and

(iv) transactions and activities related to the IPO Securities Litigation.

As of December 31, 2006, the Company's litigation reserve for these matters, net of amounts not yet paid but committed to be paid in connection with the Enron class action settlement and other settlements arising out of these matters, was approximately $2.3 billion.

The Company believes that this reserve is adequate to meet all of its remaining exposure for these matters. However, in view of the large number of these matters, the uncertainties of the timing and outcome of this type of litigation, the novel issues presented, and the significant amounts involved, it is possible that the ultimate costs of these matters may exceed or be below the reserve. The Company will continue to defend itself vigorously in these cases, and seek to resolve them in the manner management believes is in the best interests of the Company.

In addition, in the ordinary course of business, the Company is a defendant or co-defendant or party in various litigation and regulatory matters incidental to and typical of the businesses in which they are engaged. In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the consolidated financial condition of the Company but, if involving monetary liability, may be material to the Company's operating results for any particular period.

8.  Financial Instruments and Contractual Commitments and Related Risks

In the normal course of business, the Company enters into a variety of derivative contracts related to financial instruments. These instruments generally represent future commitments to swap interest payment streams, exchange currencies or purchase or sell other financial instruments on specific terms at specified future dates. Contractual commitments have widely varying terms, and durations that range from a few days to a number of years depending on the instrument.

The  Company  also  sells  various  financial  instruments  that  have  not been purchased ("short sales"). In order to sell them short, the Company borrows these securities, or receives the securities as collateral in conjunction with short-term financing agreements, and, at a later date, must deliver (i.e., replace) like or substantially the same financial instruments to the parties from which they were originally borrowed. The Company is exposed to market risk for short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

As discussed in Note 1 to the consolidated statement of financial condition, the Company records all derivatives at fair value. Contractual commitments and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the consolidated statement of financial condition. These off-balance-sheet risks are discussed in more detail in the paragraphs that follow.

Market Risk

Market risk is the potential loss or decrease in economic value the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments and contractual commitments, including short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options, the time period during which the options may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affect the level of market risk. The most significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

The Company's derivatives at December 31, 2006 are summarized in the table below, showing the related assets and liabilities by product:

                          Current Market or Fair Value

                                Assets    Liabilities
------------------------------------------------------
Exchange-traded products:
   Equity, fixed-income and
   currency option contracts   $ 1,081     $ 1,725
OTC contractual commitments:
   Options and forward
   contracts on fixed-income
   securities (including
   TBAs)                           682         564
   Options on equities and
   equity indices                   16         364
   Forward currency contracts       95          68
   Interest rate swap agreements    95           1
------------------------------------------------------
Total contractual commitments  $ 1,969      $2,722
------------------------------------------------------

Credit Risk

The Company regularly transacts business with retail customers, and transacts with, or owns securities issued by, a broad range of corporations, governments, international organizations, central banks and other financial institutions. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses bilateral security agreements and master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. In accordance with FIN 39 the Company utilizes master netting agreements to net certain assets and liabilities by counterparty. The Company also nets across product lines and against cash collateral, provided such provisions are established in the master netting and cash collateral agreements. The Company may require counterparties to submit additional collateral when deemed necessary.

The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government and its agencies that may be liquidated in the event of counterparty default.

In addition, margin levels are monitored daily and additional collateral must be deposited as required. If customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

Concentrations of Credit Risk

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company's largest single concentration of credit risk is in securities issued by the U.S. government and its agencies, including U.S. government and U.S. government agency securities pledged as collateral by counterparties in connection with collateralized financing activity (before FIN 41 netting). The Company's total holdings of U.S. government securities were $184.4 billion or 45% of the Company's total assets, before FIN 41 netting, at December 31, 2006.

9.  Fair Value Information

At December 31, 2006, substantially all of the Company's financial assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash and cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate fair value include collateralized short-term financing agreements, receivables, short-term borrowings, payables and accrued liabilities, and subordinated indebtedness. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

10. Related Party Balances

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions include cash accounts, margin accounts, collateralized financing agreements, receivables and payables, securities and underwriting transactions, derivative trading, charges for operational support, and the borrowing and lending of funds. These balances result from related party transactions that are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs. At December 31, 2006, assets and liabilities with related parties consisted of the following:

Assets:

Cash and cash equivalents                      $1,118
Cash and securities segregated and on
deposit for Federal and other regulations
or deposited with clearing organizations        2,603
Collateralized short-term financing
 agreements:
   Securities purchased under agreements to
   resell                                      10,388
   Deposits paid for securities borrowed       11,779
Contractual commitments                           195
Receivables:
   Customer                                       469
   Brokers, dealers and clearing
   organizations                                2,201
   Other                                          333
                    Liabilities:
Short-term borrowings                         $21,921
Collateralized short-term financing
agreements:
   Securities sold under agreements to
   repurchase                                   4,767
   Deposits received for securities loaned     29,562
Contractual commitments                           418
Payables and accrued liabilities:
   Customers                                    6,365
   Brokers, dealers and clearing
   organizations                                3,382
   Other                                        1,111
Notes payable                                     192
Subordinated indebtedness                       7,945


11. Securitizations and Variable Interest Entities

During 2006, the Company and its affiliates securitized various types of assets including commercial and residential mortgages, high yield bonds, agency, and corporate securities and municipal bonds. Proceeds from these securitizations were approximately $62 billion in 2006.

To a limited extent, the Company also retains interests in these securitizations. Such retained positions are carried at fair value with the changes in fair value reported in earnings. As of December 31, 2006, the largest portion of these retained positions was in securitizations of mortgage loans, agency mortgage securities and collateralized debt obligations which totaled $9.2 billion. The key assumptions used in estimating the fair value of these retained interests were:

Commercial Mortgages
   ----------------------------------------------------
   December 31, 2006
   ----------------------------------------------------
   Discount Rate                           4%-12%
   ----------------------------------------------------
Residential Mortgages
   ----------------------------------------------------
   December 31, 2006
   ----------------------------------------------------
   Discount Rate                           6%-28%
   Expected Prepayment Rate              15%-52%
   Anticipated Credit Loss               24%-100%
   ----------------------------------------------------
Agency Securities
   ----------------------------------------------------
   December 31, 2004
   ----------------------------------------------------
   Discount Rate                           6%-19%
   Expected Prepayment Rate              10%-26%
   ----------------------------------------------------
Collateralized Debt Obligations
   ----------------------------------------------------
   December 31, 2004
   ----------------------------------------------------
   Discount Rate                           6%-28%
   Recovery Rate                         50%-70%
   ----------------------------------------------------


The negative impact of altering, on a pre-tax basis, each of the assumptions to assumptions that are 10% and 20% less favorable and do not include the impact of hedges that the Company has in place, is as follows:


Commercial Mortgages
   ---------------------------------------------------
                                   10%        20%
   ---------------------------------------------------
   Discount Rate                  $10.4      $20.3
   ---------------------------------------------------
Residential Mortgages
   ---------------------------------------------------
                                   10%        20%
   ---------------------------------------------------
   Discount Rate                  $17.3      $33.9
   Expected Prepayment Rate       $10.2      $25.3
   Anticipated Credit Loss        $36.1      $66.7
   ---------------------------------------------------
Agency Securities
   ---------------------------------------------------
                                   10%        20%
   ---------------------------------------------------
   Discount Rate                   $1.7       $3.3
   Expected Prepayment Rate        $0.5       $0.8
   ---------------------------------------------------
Collateralized Debt Obligations
   ---------------------------------------------------
                                   10%        20%
   ---------------------------------------------------
   Discount Rate                  $16.8      $33.4
   Recovery Rate                  $ 2.0      $ 4.0
   ---------------------------------------------------


Variable Interest Entities

The Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These include collateralized debt obligations ("CDOs"), structured finance transactions, and various investment funds and are explained in the paragraphs which follow.

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings, including arbitrage CDOs and synthetic CDOs for institutional clients and retail customers, that match the clients' investment needs and preferences. Typically, these instruments diversify investors' risk to a pool of assets as compared with investments in an individual asset. The VIEs, which are issuers of CDO securities, are generally organized as limited liability corporations. The Company typically receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Company may repackage the investment with higher rated debt CDO securities or U. S. Treasury securities to provide a greater or a very high degree of certainty, respectively, of the return of invested principal. A third-party manager is typically retained by the VIE to select collateral for inclusion in the pool and then actively manage it, or, in other cases, only to manage work-out credits. At December 31, 2006, such transactions involved VIEs with approximately $26.6 billion in assets.

The Company packages and securitizes assets purchased in the financial markets or from clients in order to create new security offerings and financing opportunities for institutional and private bank clients as well as retail customers, including hedge funds, mutual funds, unit investment trusts, and other investment funds that match the clients' investment needs and preferences. These transactions include investment vehicles and other structured transactions. At December 31, 2006, such transactions involved VIEs with approximately $3.5 billion in assets.

As previously mentioned, the Company may have an ownership interest in certain VIEs. Although actual losses are not expected to be material, the Company's maximum exposure to loss as a result of its involvement with VIEs that are not consolidated was $20.5 billion at December 31, 2006. For this purpose, maximum exposure is considered to be the amount Invested by the Company in securities issued by the VIEs.

                 CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
                        Consolidated Statement of Income
                      For the year ended December 31, 2006
                              (Dollars in millions)


    Revenues:

      Commissions                                                                             $   4,195

      Asset management and administration fees                                                    3,366

      Investment banking                                                                          3,124

      Principal transactions                                                                      1,215

      Other                                                                                       1,021
                                                                                              ---------
        Total non-interest revenues                                                              12,921


      Interest and dividends                                                                     16,067

      Interest expense                                                                           14,641
                                                                                              ---------
        Net interest and dividends                                                                1,426


        Revenues, net of interest expense                                                        14,347
                                                                                              ---------

    Non-interest expenses:

      Compensation and benefits                                                                   8,432

      Communications                                                                                990

      Floor brokerage and other production                                                          693

      Occupancy and equipment                                                                       497

      Professional services                                                                         400

      Advertising and market development                                                            247

      Other operating and administrative expenses                                                   888
                                                                                              ---------
        Total non-interest expenses                                                              12,147
                                                                                              ---------

    Income before income taxes
                                                                                                  2,200

    Provision for income taxes
                                                                                                    711
                                                                                              ---------

    Net income                                                                                $   1,489
                                                                                              =========